

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Mr. Kenneth L. Dumas
Chief Financial Officer
Chase Corporation
26 Summer Street
Bridgewater, MA 02324

      Re: Chase Corporation
              Form 10-K for the year ended August 31, 2010
              Filed November 15, 2010
              File No. 001-09852

Dear Mr. Dumas:

     We have completed our review of your filing and do not have any further comments at this time.

                   Sincerely,

                   Larry Spirgel
                   Assistant Director